  EXHIBIT 99.6
INTELLIPHARMACEUTICS INTERNATIONAL INC.
(the “Company”)

LETTER OF TRANSMITTAL

TO:
AST Trust Company (Canada) (“AST”)

This Letter of Transmittal is for use by registered holders of common shares of the Company (“Existing Shares”) in connection with the proposed consolidation of Existing Shares (also known as a reverse stock split) at a ratio to be determined by the Company’s board of directions, in its discretion, between 5 to 15 Existing Shares to 1 post-consolidation common share of the Company (“New Share”), all as more fully described in the management information circular of the Company dated July 6, 2018 (the “Circular”) that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

This Letter of Transmittal is to be completed and returned ONLY IF the Share Consolidation Resolution passes and the Share Consolidation is declared by the Company’s board of directors.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Existing Shares (“Deposited Shares”), which are represented by the certificates described below and delivered herewith, and the undersigned has good title to the Deposited Shares represented by the certificates, free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Deposited Shares.

Certificate Number	Number of Shares	Registered in the Name of

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The above-listed share certificates are hereby tendered in exchange for certificates representing New Shares. Where the exchange results in a fractional share, the number of New Shares will be rounded down to the nearest whole New Share. In calculating such fractional interests, all pre-consolidated Existing Shares registered in the name of or beneficially held by such Shareholder or nominee shall be aggregated.

The undersigned authorizes and directs AST to issue the certificates of the Company to which the undersigned is entitled as indicated below and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by the Company.

Name (Please Print)
Address

City Province Postal Code
Telephone (Business Hours)	Social Insurance Number

Dated: _____________________________                                                                 _____________________________________
Authorized Signatory

INSTRUCTIONS

1.
Use of Letter of Transmittal

(a)
Following the implementation of the share consolidation, each shareholder holding share certificates of the Company must send or deliver this Letter of Transmittal duly completed and signed together with the share certificates (as applicable) described herein to AST at the office listed below.

(b)
The method of delivery to AST is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c)
Share certificates registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than this Letter of Transmittal itself.

(d)
Share certificates not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

(e)
Where this Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(f)
The Company reserves the right if it so elects in its absolute discretion to instruct AST to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.
Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to AST together with a letter stating the loss. AST will contact you to advise of the replacement requirements.

3.
Miscellaneous

(a)
Additional copies of the Letter of Transmittal may be obtained from AST at the office listed below.

(b)
Any questions should be directed to AST at 1-800-387-0825 or (416) 682-3860 in the Toronto area or by sending an e-mail to inquiries@astfinancial.com

4.
Office of AST Trust Company (Canada)

By Hand, Courier or Registered Mail	By Mail (Except Registered Mail)
1 Toronto Street	P. O. Box 1036
Suite 1200	Adelaide Street Postal Station
Toronto, Ontario	Toronto, Ontario
M5C 2V6	M5C 2K4
Attention: Corporate Actions	Attention: Corporate Actions